

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 13, 2009

Mr. Philip J. Hawk
Chairman and Chief Executive Officer
Team, Inc.
200 Hermann Drive
Alvin, Texas 77511

       RE: Team, Inc.
            Form 10-K for the fiscal year ended May 31, 2008
            Filed July 30, 2008
            File No. 001-08604

Dear Mr. Hawk:

We have reviewed your filing and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

      1.   We note that the certifications required by Exchange Act Rule 13a-14(a) substitute "annual report" for "report" in paragraphs 2 and 3 and omit language in paragraph 4(d), namely "(the registrant's fourth fiscal quarter in the case of an annual report)". In your future filings, revise the certifications to include all required provisions. See Item 601(b)(31) of Regulation S-K**.**

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Compensation Discussion and Analysis, page 15

Benchmarking Tools, page 16

2.   We note your disclosure that the Compensation Committee commissioned an executive compensation study to consider executive compensation at other companies. In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Outstanding Equity Awards at Fiscal Year-End, page 21

3.   In future filings, please disclose the vesting dates for the options listed in this table. Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director